# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/19/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002015561-24-000002
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 307,615; sole dispositive power 0; shared dispositive power 307,615; aggregate amount beneficially owned 307,615 (9.9% of the class)
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 307,615; sole dispositive power 0; shared dispositive power 307,615; aggregate amount beneficially owned 307,615 (9.9% of the class)
- Riverstyx Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 307,615; sole dispositive power 0; shared dispositive power 307,615; aggregate amount beneficially owned 307,615 (9.9% of the class)
- Ben Franklin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 307,615; sole dispositive power 0; shared dispositive power 307,615; aggregate amount beneficially owned 307,615 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares of Common Stock reported herein were purchased by the Riverstyx Fund, LP between May 2023 and September 15, 2024 and were purchased with the Riverstyx Fund LP's working capital. The total purchase price for the Common Stock Reported herein was approximately $1,097,749.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 16, 2024, (i) the Riverstyx Fund, LP may be deemed to beneficially own 307,615 shares of Common Stock, which represents 9.86% of the outstanding Common Stock; Riverstyx Fund GP, LLC may be deemed to beneficially own 307,615 shares of Common Stock, which represents 9.86% of the outstanding Common Stock; Riverstyx Capital Management, LLC may be deemed to beneficially own 307,615 shares of Common Stock, which represents 9.86% of the outstanding Common Stock; Ben Franklin may be deemed to beneficially own 307,615 shares of Common Stock, which represents 9.86% of the outstanding Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: The Riverstyx Fund, LP, the Riverstyx Fund GP, LLC, Riverstyx Capital Management, LLC, and Ben Franklin all have 0 shares of Sole Voting Power, 307,615 shares of Shared Voting Power, 0 shares of Sole Dispositive Power, and 307,615 shares of Shared Dispositive Power.
Transactions in the class effected during the past sixty days:
The following transactions in shares of Common Stock of the Issuer were effected within 60 days before the filing of this Amendment or since the most recent filing of Schedule 13D, whichever is less:

1. Date 2. Effected By 3. Quantity 4. Price Per Share
9/3/2024 Riverstyx Fund, LP 7,906 1.6184
9/4/2024 Riverstyx Fund, LP 6,000 1.6405
9/5/2024 Riverstyx Fund, LP 925 1.6543
9/6/2024 Riverstyx Fund, LP 1,000 1.6900
9/9/2024 Riverstyx Fund, LP 4,508 1.6923
9/10/2024 Riverstyx Fund, LP 5,106 1.7566
9/11/2024 Riverstyx Fund, LP 3,150 1.7997
9/12/2024 Riverstyx Fund, LP 7,381 1.8084
9/13/2024 Riverstyx Fund, LP 300 1.8181
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (09/16/2024)
- The Riverstyx Fund, LP: Ben Franklin, Manager (09/16/2024)
- Riverstyx Fund GP, LLC: Ben Franklin, Manager (09/16/2024)
- Ben Franklin: Ben Franklin, Ben Franklin (09/16/2024)